12014995

) STATES
:HANGE COMMISSION
n, D.C. 20549

SEC Mail Processing Section

MAR 0 1 2012

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maia Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17800 Castleton Street, Suite 435
(No. and Street)

City of Industry (City) CA (State) 91748 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James K. Tien 626-581-7658
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road, (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/6/12

OATH OR AFFIRMATION

I, James K. Tien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maia Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

C.E.O.

Title

Notary Public

KENNETH LEUNG
COMM. # 1814528
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES OCT. 9, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maia Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2011

Contents

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

Independent Auditor's Report

Board of Directors
Maia Securities, Inc.
City of Industry, California

I have audited the accompanying statement of financial condition of Maia Securities, Inc. as of December 31, 2011 and related statements of income, changes in financial condition, and changes in shareholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Maia Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Maia Securities, Inc. as of December 31, 2011 and the results of its income, changes in financial condition and shareholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 4, 2012

Maia Securities, Inc.
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalent		$ 448,606
Commissions receivable		52,137
Clearing broker deposit		63,352
Other receivable		34,778
Prepaid expenses		658
Deposits		5,610
Furniture and fixtures net of depreciation of $68,073		59,886
Total Assets		$ 665,027

Liabilities and Shareholders' Equity

Liabilities		
Accounts payable and accrued liabilities		$ 34,544
Accrued salaries and wages		11
Commissions payable		30,003
Total Liabilities		64,558
Shareholders' Equity		
Common stock ($30.82 par value, 100,000 shares authorized and issued; 1,000 shares outstanding)	$ 30,819	
Paid-in capital	119,765	
Retained earnings	449,885	600,469
Total Liabilities and Shareholders' Equity		$ 665,027

See Accompanying Notes to Financial Statements

Maia Securities, Inc.
Statement of Income
For the Year Ended December 31, 2011

Revenues	
Commissions	$ 977,176
Interest income	43,341
Other income	-
Total Revenues	1,020,517
Direct Costs	
Clearance fees	319,890
Commission expense	336,893
Data processing and access fees	43,437
Exchange fees	11,384
Total Direct Costs	711,604
Operating Expenses	
Depreciation and amortization	2,418
Insurance	22,049
Legal and professional fees	9,262
Office expenses	7,678
Outside services	9,894
Pension contribution	15,200
Rent and parking	31,099
Salaries, wages and related expenses	92,083
Telephone	2,312
All others	11,094
Total Operating Expenses	203,089
Income Before Income Tax Provision	$ 105,824
Income Tax Provision	1,587
Net Income	$ 104,237

See Accompanying Notes to Financial Statements

Maia Securities, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2011

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2010	1,000	$ 30,819	$ 119,765	$ 525,648	$676,232
Net Income				104,237	104,237
Capital Contribution			-		-
Distribution				(180,000)	(180,000)
Balance, December 31, 2011	1,000	$ 30,819	$ 119,765	$449,885	$600,469

See Accompanying Notes to Financial Statements

Maia Securities, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2011

Cash flow from operating activities:	
Net income	$ 104,237
Depreciation and amortization	2,418
Adjustment to reconcile net income to net cash provided by (used in) operating activities:	
(Increase) decrease in assets:	
Commissions receivable	13,000
Other receivable	(1,803)
Prepaid expenses	(26)
Increase (decrease) in liabilities:	
Accounts payable and accrued liabilities	23,496
Accrued salaries and wages	(17,200)
Commissions payable	1,943
Net cash provided by operating activities	126,065
Cash flow from investing activities:	-
Cash flow from financing activities:	
Capital distribution	(180,000)
Net cash provided by (used in) financing activities	(180,000)
Net increase (decrease) in cash	(53,935)
Cash at beginning of year	502,541
Cash at end of year	$ 448,606
Supplemental disclosure of cash flow information:	
Interest paid	$ -
Income taxes paid	$ 1,845

See Accompanying Notes to Financial Statements

Maia Securities, Inc.
Notes to Financial Statements
December 31, 2011

NOTE 1 - ORGANIZATION

Maia Securities, Inc. (the Company) has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of October 1, 2001. The Company was incorporated February 9, 2001 under the laws of the State of California, and is a member of the National Association of Securities Dealers, Inc. (NASD). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency (FINRA).

The Company operates pursuant to the (k) (2) (ii) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a-5(d) (3) and does not hold customer funds or securities. The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker-dealer. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated using a modified accelerated cost recovery system. The estimated lives of the depreciable asset range from three to seven years.

Revenue Recognition - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB ASC 740, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities.

Concentration of Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits. At December 31, 2011, there were cash balances on deposit of approximately $198,600 in excess of FDIC insured limits. Management believes the Company is not exposed to any significant credit risk related to cash and equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk - The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses it incurs to the Company, the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Recent accounting pronouncements – The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2011, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefit plans – The Company sponsors a defined benefit pension plan and reports the funded status of the plan in its statement of financial position and measures the plan assets and benefit obligations as of December 31.

In December 2008, authoritative guidance was issued that requires employers to provide additional disclosures about plan assets of a defined benefit pension or other post-retirement plan. The objective of this guidance was to provide users of financial statements with an understanding of how investment allocation decisions are made, the major categories of plan assets held by the plans, the inputs and valuation techniques used to measure the fair value of plan assets, and fair value measurements determined using significant unobservable inputs of a reconciliation of changes between the beginning and ending balances. The Company adopted the new disclosure requirements for the year ended December 31, 2011.

NOTE 3 - CLEARING BROKER DEPOSIT

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000.

NOTE 4- RELATED PARTIES – AFFILIATED ENTITIES

The Company has an expense sharing arrangement with an affiliate whereby the affiliate reimburses the Company 50% of all expenses including office space, telephone and office supplies. During the year ending December 31, 2011, the Company billed the affiliate $ 34,778 and the balance receivable from the affiliate at December 31, 2011 is $34,778.

NOTE 5 - INCOME TAXES

The Company elected to be taxed as an S Corporation for Federal and California state income tax purposes. As an S Corporation, Federal and California state taxable income or loss of the Company is allocated to each stockholder in proportion to the stockholder's ownership interest. The appropriate income tax for the allocated share of income is determined by the stockholder's tax status. Additionally, S Corporations are subject to California franchise tax of 1.5% of taxable income.

NOTE 6 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At December 31, 2011 the Company had complied with the requirement. The computation of net capital requirements pursuant to Rule 15c3-1 appears on page 12.

Maia Securities, Inc.
Notes to Financial Statements
December 31, 2011

NOTE 7 – OPERATING LEASE COMMITMENTS

The Company leases office space under a non-cancelable operating lease expiring in August 2012.

At December 31, 2011, the future minimum lease payments under this agreement were as follows:

2012	$ 43,350

Rent expense for the year ended December 31, 2011 was $ 31,098 including parking net of reimbursed rent from affiliate as discussed inNote 4 above.

NOTE 8 – EMPLOYEE BENEFIT PLANS

The Company sponsors a contributory defined benefit pension plan for qualifying employees. The amount of the annual benefit to be paid at normal retirement date is based on credited service, which varies based on participant hire dates.

Economic assumptions used to determine the benefit obligations recognized in the statements of financial position are:

Discount rate	5%
Rate of compensation increase	5%

Weighted average assumptions used to determine the net periodic benefit cost are:

Discount rate	5.19%
Expected return on plan assets	6%
Rate of compensation increase	5%

The Company is utilizing a yield curve methodology to determine its discount rate. This methodology uses a weighted average yield to determine the plan's discount rate by forecasting the plan's expected benefit payments by year.

The expected return on plan assets was derived by reviewing historical returns, preparing several models about future expected returns using the current diversified asset mix and conducting a historical study of market recoverability.

For the year ending December 31, 2011, the Company expects to contribute $15,200 to the defined benefit pension plan.

NOTE 8- EMPLOYEE BENEFIT PLAN (continued)

The following tables provide further information about the Company's pension plan:

December 31, 2010

Benefit obligations	$ 1,362,431
Fair value of plan assets, net of plan liabilities of	$ 1,720,688
Net unfunded status of the plan recognized As a liability in the statement of financial positions	$ 0
Employer contributions	$ 15,200
Benefit payments	$ 0
Accumulated benefit obligation	$ 1,700,903
Periodic benefit cost for the year ended	$ 0

Amounts in unrestricted net assets that have not yet been recognized as a component of net periodic benefit cost compromise the following:

	Unrecognized Prior Service Cost	Actuarial Loss
Balance, December 31, 2010	$ 0	$ 0

The amounts in unrestricted net assets and expected to be recognized as a component of net periodic benefit cost for the year ending December 31, 2011 are $ 0 and $ 0, representing amortization of net prior service cost and amortization of actuarial loss.

Estimated future defined benefit pension payments reflecting expected future service for each of the five years subsequent to December 31, 2010 and in the aggregate for the five years thereafter are as follows:

Year Ending December 31,	Amount
2012	$ 0
2013	0
2014	0
2015	0
2016	0
2017-2021	0

NOTE 9 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2011 through February 4, 2012, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Maia Securities, Inc.
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2011

Computation of Net Capital		
Total ownership equity from statement of financial condition		$ 600,469
Nonallowable assets		
Other receivable	$ 34,778	
Prepaid expenses	658	
Deposits	5,610	
Furniture and fixtures net of depreciation of $68,073	59,886	(100,932)
Net Capital		$ 499,537
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness -		
6-2/3% of net aggregate indebtedness		$ 4,304
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 5,000
Excess Capital		$ 494,537
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 493,081
Computation of Aggregate Indebtedness		
Total liabilities		$ 64,558
Aggregate indebtedness to net capital		.13 to 1

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation		$ 508,352
Variance -	Addition to accrued expenses	(8,818)
	Rounding	3
Net Capital per Audited Report		$ 499,537

See Accompanying Notes to Financial Statements

Maia Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirement is not applicable to Maia Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Maia Securities, Inc.
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to Maia Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

PART II

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Maia Securities, Inc.
City of Industry, California

In planning and performing my audit of the financial statements of Maia Securities, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Maia Securities, Inc.
City of Industry, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 4, 2012

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Board of Directors
Maia Securities, Inc.
City of Industry, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Maia Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Maia Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

Maia Securities, Inc.'s management is responsible for the Maia Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the check copy dated January 24, 2012 noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Noted no difference.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as noted in section 2 above noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayment.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

Board of Directors
Maia Securities, Inc.
City of Industry, California

SIPC Supplemental Report page 2

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 4, 2012